FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 31, 2009

GETTY COPPER INC.

(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1

(Address of principal executive offices)

Attachments:

1.

Unaudited financial statements for the Six Months Ending June 30, 2009

2.

Management Discussion & Analysis for the Six Months Ending June  30, 2009

3.

CEO Certification

4.

CFO Certification

5.

News Release Dated August 18, 2009

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: August 31, 2009	By: /s/ “Corby Anderson”
Name

Its: President, COO
(Title)

GETTY COPPER INC

FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2009

(UNAUDITED)

(stated in Canadian dollars)

Contact:   1000 Austin Avenue

Coquitlam, British Columbia

Canada   V3K 3P1

Tel:   604-931-3231

NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY AN AUDITOR

Getty Copper Inc. (the “Issuer”)
Financial Statements for the six months ending June 30, 2009

The Issuer’s auditors have not reviewed or been involved in the preparation of these financial statements.

GETTY COPPER INC.

BALANCE SHEETS

(UNAUDITED)

 (stated in Canadian dollars)

ASSETS	June 30, 2009	Dec. 31, 2008
Current
Cash and cash equivalents	$471,924	$716,313
Accounts receivable	3,664	2,212
Prepaid expenses	27,598	25,203
	503,186	743,728
Mineral rights (note 5)	4,390,369	4,352,263
Property, building and equipment (note 6)	137,479	140,536
	$5,031,034	$5,236,527
LIABILITIES

Current
Accounts payable and accrued liabilities	$306,666	$382,441
Current Portion of Indemnity (note 7)	57,200	-
Current portion of mortgage payable (note 8)	2,753	2,653
	366,619	385,094
Indemnity (note 7 )	600,000	-
Mortgage payable (note 8)	84,112	85,514
	684,112	85,514
	1,050,731	470,608

SHAREHOLDERS’ EQUITY

Share capital (note 10)	21,409,542	21,409,542
Contributed surplus (note 11)	1,045,277	1,043,787

Deficit	(18,474,516)	(17,687,410)
	3,980,303	4,765,919
	$5,031,034	$5,236,527

Continuance of operations (note 2)

Commitments and contingencies (note 14)

Approved by the Directors

“Donald R. Willoughby”

,

“Corby Anderson”

,

See accompanying notes to Financial Statements

GETTY COPPER INC.

STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

(UNAUDITED)

 (stated in Canadian dollars)

	Three Months	Six Months	Three Months	Six Months
	Ending	Ending	Ending	Ending
	June 30, 2009	June 30, 2009	June 30, 2008	June 30, 2008

Expenses
Amortization	248	497	342	685
Bank charges & interest	32359	32391	32318	26
Filing fees	8,143	10,351	5,469	7,527
Interest - long term	8,812	10,436	1,659	333,329
Insurance	682	1,354	644	1,274
Management fees	7,500	15,000	7,500	15,000
Marketing & promotion	943	1.331	1,598	1,978
Office & miscellaneous	3,003	5,067	(2,441)	3,720
Professional fees	696,165	709,498	48	28,282
Property tax	5,394	5,394	5,401	5,401
Rent	1,500	3,000	3,240	6,480
Stock option compensation	549	1,490	14,770	29,540
Telephone	2,307	4,483	2,011	4,084
Transfer fees	2,030	3,757	2,338	3,324
Travel	2,223	3,362	2,468	6,641
Wages & benefits	9,008	18,148	6,890	15,520

Interest	(2,915)	(6,153)	(4,240)	(7,511)

	745,651	787,106	47,715	125,300

Net loss and comprehensive loss	(745,651)	(787,106)	(47,715)	(125,300)

Deficit, beginning	(17,687,410)	(17,687,410)	(17,390,686)	(17,390,686)

Deficit, ending	(18,433,061)	(18,474,516)	(17,438,401)	(17,515,986)
Loss per share	$(0.009)	$(0.01)	$(0.001)	$(0.001)

Number of common shares outstanding	80,892,537	80,892,537	77,638,907	77,638,907

See accompanying notes to Financial Statements

GETTY COPPER INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

 (stated in Canadian dollars)

	Three Months	Six Months	Three Months	Six Months
	Ending	Ending	Ending	Ending
	June 30, 2009	June 30, 2009	June 30, 2008	June 30, 2008

Cash flows used in operating activities
Net loss for the year	$(745,651)	$(787,106)	$(47,715)	$(125,300)
Add: Items not involving cash
Amortization – administration	248	497	342	685
Stock option compensation	549	1,490	14,770	29,540

Net change in non-cash working
capital balances
Decrease (increase) in accounts receivable	(2,159)	(1,452)	(82,363)	(81,360)
Decrease (increase) in prepaid expenses	(842)	(2,395)	23,685	(7,460)
Increase (decrease) in accounts payable	(98,173)	(75,775)	(23,291)	(407,755)
Increase (decrease) in Indemnity payable	657,200)	657,200)	-	-

	(188,828)	(207,541)	(114,572)	(591,650)

Cash flows from financing activities
Mortgage principal repayments	(657)	(1,302)	(611)	(1,210)
Share issue costs			(2,873)	(2,873)
Private placements, net of issue costs	-	-	-	380,000

	(657)	(1,302)	(3,484)	375,917

Cash flows used in investing activities
Exploration costs	38,851	(35,546)	(58,691)	(135,593)

Net increase (decrease) in cash	(150,634)	(244,389)	(176,747)	(351,326)

Cash and cash equivalents
Beginning of period	622,558	716,313	581,350	755,929

Cash and cash equivalents
End of period	$471,924	$471,924	$404,603	$404,603

Supplemental disclosure:

Cash used in operating activities includes:
Interest paid	$8,812	$10,436	$1,659	$3,329
Interest received	$2,915	$6,153	$4,240	$7,511

See accompanying notes to Financial Statements

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2009

(UNAUDITED)

 (stated in Canadian dollars)

1.

Nature of Business

Getty Copper Inc. was incorporated under the Canada Business Corporations Act in September 1987, and its common shares are listed for trading on the TSX Venture Exchange.  Subsequent to incorporation, the Company has gone through a number of name changes and in March 2003 its name was changed to Getty Copper Inc.  The Company is in the business of mineral exploration and mine development in the Highland Valley area of British Columbia.

2.

General information and continuing operations

These financial statements have been prepared on the assumption that the Company will continue to realize its assets and meet its liabilities in the normal course of business as a ‘going concern’. The Company has incurred losses since inception, has no source of operating revenue and at June 30, 2009 has net working capital of $136,657. The Company has been and remains dependent on its capacity to raise funds via equity issuances, under terms that are consistent with the best interests of shareholders, in order to finance its operations.  The statements contain no provisions for adjustments which may become necessary if the Company becomes unable to continue on a ‘going concern’ basis.

The Company has not yet determined whether its mineral rights contain ore reserves that are economically recoverable.  In addition, the Company is dependent upon external sources of financing in order to fund the exploration of its mineral rights.  The recoverability of amounts shown for mineral rights and the ability of the Company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of the mineral rights and future profitable production or proceeds from the disposition thereof.

3.

Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern. The financial statements do not give effect to adjustments that would be necessary should the Company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a)

Cash and cash equivalents

Cash and cash equivalents consist of temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash.

b)

Mineral rights

Costs of acquisition and exploration expenditures are allocated to specific groups of mineral rights as work is performed on or for the benefit of those rights and are capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold, or abandoned.  If there is an indication of impairment the mineral rights are written-down to the estimated net recoverable amount.  The Company does not accrue the estimated future cost of maintaining, in good standing, its mineral rights.

Capitalized costs are amortized over the useful life of the rights upon commencement of commercial production, or written-off if the rights are sold or abandoned.

c)

Administrative costs

Administrative costs are expensed as incurred.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2009

(UNAUDITED)

 (stated in Canadian dollars)

3.

Significant accounting policies -continued

d)

Property, building and equipment

Property, building and equipment are recorded at cost.  Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment	30%
Building	4%
Computer equipment	45%
Computer software	100%
Office equipment	20%
Portable buildings	30%

When the net carrying amount of the property, building or equipment exceeds estimated net recoverable amounts, the asset is written down to its estimated fair value and a change is recorded in the statement of operations.

e)

Stock option plan

The Company records compensation expense under the fair value method when stock or stock options are issued to employees in accordance with any vesting terms.

f)

Future income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses.  Future income tax assets are recorded in the financial statements if their realization is considered to be more likely than not.

g)

Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs as those costs are incurred.

h)

Flow-through financing

Under the Canadian Income Tax Act a company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the company.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital.  Previously unrecognized tax assets may then offset or eliminate the liability recorded.

i)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2009

(UNAUDITED)

 (stated in Canadian dollars)

3.

Significant accounting policies - continued

of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Specific areas involving management estimates include the variables used to derive stock-based compensation, the valuation of mineral rights and the determination of useful lives of property, building and equipment for purposes of calculating amortization.

j)

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each period.  Diluted loss per share has not been calculated as it is anti-dilutive when the numerator used in the calculation is a net loss.  For purposes of the calculation of the weighted-average number of common shares outstanding, share consolidations are considered to have occurred on the first day of the earliest fiscal year presented.

k)

Financial instruments

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement” and Section 1530 “Comprehensive Income”.  These changes have been applied on a prospective basis with no restatement of prior period financial statements.

CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, requires all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet at the appropriate measurement based on specific categories.  The new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available for sale or other financial liabilities.

The following is a summary of the Company’s classification of financial assets and liabilities:

Cash	Held-for-trading
Accounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Subscriptions received	Other liabilities
Mortgage payable	Other liabilities

Financial assets classified as held-for-trading are measured at fair value with changes in those fair values recognized in net earnings.  Loans, receivables and other liabilities are carried at amortized cost.

Section 3861, Financial Instruments: Disclosure and Presentation, identifies and details information to be disclosed in the financial statements.

The adoption of new accounting policies for financial instruments has not resulted in any significant changes to the Company’s financial statements.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2009

(UNAUDITED)

 (stated in Canadian dollars)

4.

Adoption of new accounting policies

a)

Capital Disclosures

On January 1, 2008, the Company adopted Handbook Section 1535 “Capital Disclosures”.  This section requires the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance.  The company has included disclosures recommended by the new Handbook section in Note 12 to these financial statements.

b)

Financial Instruments:

On January 1, 2008, the Company adopted Handbook Section 3862 and 3863 which replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  The Company has included disclosures recommended by the new Handbook section in Note 13 to these financial statements.

5.

Mineral rights

The Getty mineral claims are contiguous and are located within the Kamloops Mining District of Highland Valley, British Columbia, covering an area of approximately 200 square kilometres.  Building and equipment amortization included in exploration costs during the three months ending June 30, 2009 amounted to $2,560 (2008 - $2,829).

During the six months ending June 30, 2009, the Company incurred $38,106 in deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total Exploration
	Northwest	Central	North	50% interest	Southwest	& Development

Pre-feasibility study	-	-	5,085	5,085	-	10,170
Geology	-	-	941	941	-	1,882
Other	4,330	32	7,992	13,173	527	26,054
Total exploration & development costs	$4,330	$32	$14,018	$19,199	$527	$38,106

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2009

(UNAUDITED)

 (stated in Canadian dollars)

5.

Mineral rights - continued

As at June 30, 2009, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Assay	$35,746	$1,143	$507,074	$66,707	$13,971	$624,641
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Pre-feasibility study	-	-	330,745	172,000	-	502,745
Geology	791,243	37,303	1,797,039	335,251	157,304	3,118,140
Metallurgy	525	-	972,074	14,514	-	987,113
Other	757,300	17,219	929,287	184,224	134,291	2,022,321
Total exploration & development costs	$1,772,260	$57,572	$8,772,326	$1,230,059	$392,525	$12,224,742
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	$1,805,470	$169,418	$9,124,723	$2,299,193	$506,408	$13,905,212
Less: Provision for impairment of deferred costs						(9,514,843)
						$4,390,369

As at December 31, 2008, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Assay	$35,746	$1,143	$507,075	$66,707	$13,971	$624,642
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Pre-feasibility study	-	-	325,659	166,915	-	492,574
Geology	791,243	37,303	1,796,098	334,310	157,304	3,116,258
Metallurgy	525	-	972,074	14,514	-	987,113
Other	752,970	17,187	921,295	171,051	133,764	1,996,267
Total exploration & development costs	$1,767,930	$57,540	$8,758,308	$1,210,860	$391,998	$12,186,636
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	$1,801,140	$169,386	$9,110,705	$2,279,994	$505,881	$13,867,106
Less: Provision for impairment of deferred costs						(9,514,843)
						$4,352,263

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2009

(UNAUDITED)

 (stated in Canadian dollars)

5.

Mineral rights - continued

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak Industries Ltd. (“Robak”), a private company controlled by the Company’s then-president, under certain terms which were not met.  On November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral rights from Robak in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000.  The Company also agreed, at its sole discretion, to pay 100% of the costs to place the Getty South mineral rights into production, and granted a 1-1/2% net smelter royalty in favour of Robak.

In 2004, the Board of Directors considered acquiring the remaining 50% of Getty South from Robak.  The board commissioned a valuation of the Robak interest from the same party that carried out the 2002 valuation.  The valuator presented information about his 2002 report that caused the board to re-examine the 2002 transaction.  An independent committee comprised of all directors, except the Company’s then-president, initiated a thorough review of the historical geological data for the Getty South Property.  To date, the board has received nothing that would suggest that the Getty South acquisition should be rescinded.  Refer to note 14.

The Company is pursuing approaches to further develop its mineral rights.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral rights, the Company believes that it may be able to economically develop the mineral rights.  However, Canadian generally accepted accounting principles require that exploration costs related to mineral rights be written-down for impairment unless there is persuasive evidence that impairment has not occurred.  Accordingly, at December 31, 2003 the Company had recorded provisions for impairment of exploration costs in the amount of $9,500,933 and of rights acquisition costs of $13,910.  The Company has elected to resume deferring costs incurred from January 2004 until such time as it determines if it has economically recoverable reserves, or until exploration ceases and the mineral rights are abandoned.

All Getty mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak.

6.

Property, building and equipment

		June 30, 2009		December 31, 2008
		Accumulated
	Cost	Amortization	Net	Net

Automotive equipment	$29,318	$28,996	$322	$378
Computer equipment	97,654	96,893	761	982
Computer software	74,359	74,359	-	-
Office equipment	54,407	49,433	4,974	5,527
Portable buildings	12,112	12,112	-	-
Building	178,124	69,024	109,100	111,327
Land	22,322	-	22,322	22,322
	468,296	330,817	137,479	140,536

7.

Indemnity payable

In April, 2009, the Company reached a settlement with  Mr. Lepinski, one of the directors, to indemnify him for approximately 88% of his legal expenses incurred during 2004 to 2007 in connection with his prosecution of legal actions against former directors who were alleged to have improperly attempted to impugn for personal reasons a 2002 mineral property interest sale agreement (“MPISA”) between the director’s company, Robak,   and the Company. The settlement was premised on the fact that the director's legal actions were of benefit to the Company in the conduct of its own litigation in defense of the MPISA. The settlement provides that the director will be entitled to receive $650,000 by way of a secured debenture  for $600,000 payable January 2, 2012 and bearing interest at 6% plus $50,000 cash upon execution of a definitive agreement. The payment must be accelerated in the event the Company completes a $2 million or more  financing or in certain customary events of default (failure maintain the properties, insolvency etc). The definitive settlement agreement will be subject to TSX Venture Exchange approval in the ordinary course and is targeted for completion in the third quarter of 2009."

8.

Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2012.

Principal repayments required are as follows:

2009	$2,753
2010	2,962
2011	3,189
2012	3,433
2013	74,528

9.

Income taxes

Significant components of the Company's future income tax assets are as follows:

	June 30, 2009	Dec. 31, 2008
Tax value of mineral rights in excess of book value	$661,000	$660,938
Tax value of capital assets in excess of book value	101,500	94,745
Net operating loss carryforwards	1,569,000	903,977
	2,331,500	1,659,660
Valuation allowance	(2,331,500)	(1,659,660)
Net future income tax assets	$-	$-

The Company has determined that realization is not more likely than not and therefore a valuation allowance against all future income tax assets has been recorded.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2009

(UNAUDITED)

 (stated in Canadian dollars)

9.

Income taxes continued

A reconciliation between the Company's statutory and effective tax rates is as follows:

	June 30, 2009	June 30, 2008

Statutory rate	31%	31.5%
Tax rate change	(1)	-
Unrecognized benefit of current year's losses	(30)	(31.5)
Effective rate of tax recovery	-	-

At June 30, 2009, the Company has approximately $5,920,000 of loss carry forwards which may be available to reduce taxable income in future years.  These losses expire as follows:

2009	114,000
2010	289,000
2014	562,000
2025	621,000
2026	1,132,000
2027	2,120,000
2028	296,000
2029	786,000
$5,920,000

10.

Share capital

a)	Authorized: Unlimited number of common shares

b)	Issued:	Shares	Amount

	Balance, December 31, 2007	67,638,907	$19,924,370

	Shares issued by private placement	10,000,000	1,000,000
	Warrants exercised	3,253,630	488,045
	Share issue costs		(2,873)
	Balance December 31, 2008 (Unchanged June 30, 2009)	80,892,537	$21,409,542

In January 2008, The Company closed a non-brokered private placement for 10,000,000 shares at $0.10 per share, for proceeds of $1,000,000.  Of this aggregate amount a total of $620,000 had been received during 2007.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2009

(UNAUDITED)

 (stated in Canadian dollars)

10.

Share capital continued

Share purchase options – continuity

Expiry Date	Exercise Price	Number of Options Dec 31, 2008	Issued	Exercised	Expired	Number of Options June 30, 2009
July 20, 2010	0.25	1,000,000	-	-	-	1,000,000
August 15, 2010	0.25	200,000	-	-	-	200,000
May 16, 2013	0.20	1,475,000	-	-	-	1,475,000
		2,675,000	-	-	-	2,675,000

At the Company’s 2007 Annual General Meeting, the shareholders approved an amendment to the Incentive Stock Option Plan to allow the issuance of up to a maximum 6,700,000 incentive stock options..  Subsequent to the six months ending June 30, 2009, the 2,675,000 options were cancelled and 3,325,000 options were issued at $0.10, expiring August 14, 2014.  The cancelled options are not eligible for re-issue for 90 days.

Based upon the Black-Scholes option valuation model, with a risk free market rate of 0.86% and a volatility of 123%, the estimated compensation cost related to the options granted is approximately $1,490 which was recognized during this period.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock and expected life of the option.

11.

Contributed surplus

The continuity of contributed surplus is as follows:

	2009	2008

Balance, beginning of year (January 1, )	1,043,787	952,920)
Stock-based compensation	1,490	29,540)
Fair value of options exercised	-	-
Balance at June 30,	1,045,277	982,460)

12.

Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support acquisition, exploration and development of mineral properties.  The Board of Directors do not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital to include its working capital position and capital stock, warrant, and option components of its shareholders equity.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2009

(UNAUDITED)

 (stated in Canadian dollars)

12.

Capital management continued

The Company manages its capital structure in a manner that provides sufficient funding for mine development and operational activities.  Funds are primarily secured through a combination of equity capital raised by way of issuing equity instruments and external debt.  In order to maintain or adjust the capital structure, the Company may attempt to raise additional financing through the issuance of new equity instruments, the exercise of outstanding common share purchase warrants and stock options.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the period ending June 30,, 2009.  The Company is not subject to externally imposed capital requirements.

13.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

a)

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

Financial instruments that are potentially subject to credit risk are accounts receivables from unrelated parties.  While economic factors can affect credit risk, the Company manages risk by providing credit terms on a case by case basis.

Customers are primarily quasi-governmental agencies.  As a result, the Company has not experienced any instances of non-payment.

The Company also invests in temporary investments of Guaranteed Investment Certificates.  Historically, these types of investments have been AAA rated, so the Company does not anticipate any risk related to default on these investments by the issuer.

b)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages its liquidity by ensuring there is sufficient capital to meet short and long-term business requirements, after taking into account cash flows from the operations and the Company’s holdings of cash, cash equivalents.  The Company also strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements.  Future requirements are met through a combination of committed credit facilities to access to capital markets.  At June 30, 2009, the Company had $471,924 of cash and cash equivalents.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2009

(UNAUDITED)

 (stated in Canadian dollars)

13.

Financial risk factors

c)

Interest Rate Risk:

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.  Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk.  The Company’s most significant interest rate risk arises from its investments in Guaranteed Investment Certificates.  However the maturity of these instruments is generally less than ninety days, thereby mitigating the exposure to the impact of changing interest rates.

14.

Commitments and contingencies

In 2007 the Company incurred significant legal fees as a result of events related to the review of the 2002 Mineral Property Interest Sales Agreement and the various lawsuits to which it is a party, as described below:

•

On April 25, 2006 the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. The outcome of this claim is presently undeterminable and the financial statements reflect no provisions in respect to it.

•

On July 7, 2006, the Company was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs (Aarvold et. al.) alleging, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated.

•

In May 2008, the Aarvold et. al. plaintiffs and Getty Copper Inc. concluded a settlement of the action in which both the plaintiffs' claims   and the defendants' counterclaim have been dismissed without costs to any party. No settlement payments were transferred or received by either party.

15.

Related party transactions

In addition to transactions described elsewhere in these financial statements, the Company had the following transactions and balances with officers and directors of the Company and companies or professional firms with which officers or directors are associated.

	June 30, 2009	June 30, 2008

Accounts payable	$-	$4,214
Indemnity (Note 7)	$657,200	-
Exploration and development costs incurred	$18,474	$15,486

Expenses:
Management fees	$15,000	$15,000
Professional fees	$12,907	$7,968
Rent	$3,000	$3,000

These transactions are in the normal course of operations and are measured at fair value as determined by management.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2009

(UNAUDITED)

 (stated in Canadian dollars)

16.

Differences between Canadian and United States accounting principles

The quarterly financial statements do not reflect the difference between Canadian Generally Accepted Accounting Principles (“GAAP”) and those principles that would be applied if the financial statements were prepared in accordance with GAAP in the United States. See December 31, 2008 financial statements.

17.

Subsequent Events

Subsequent to the six months ending June 30, 2009, the 2,675,000 options were cancelled and 3,325,000 options were issued at $0.10, expiring August 14, 2014.  The cancelled options are not eligible for re-issue for 90 days.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

JUNE 30, 2009

The following discussion and analysis of the results of operations and financial position of the Company for the six months ending June 30, 2009 should be read in conjunction with the June 30, 2009 financial statements and the related notes which have been prepared in accordance with or reconciled to Canadian Generally Accepted Accounting Principles.  All dollar amounts in this Management Discussion and Analysis (“MD&A”) are stated in Canadian dollars.  The effective date of this report is August 15, 2009.

Forward Looking Statements

Except for historical information, this MD&A may contain forward-looking statements. These statements involve known risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements. The reader is cautioned not to place undue reliance on this forward-looking information.

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties.  Since 1993, the Company has been conducting exploration for copper on approximately 200 km2 in Highland Valley, British Columbia.  These properties adjoin the large porphyry copper mining and milling operations of Highland Valley Copper.

West Coast Environmental and Engineering (WCE) of Ventura and Nevada City, California, continues to work on a Preliminary Feasibility Study.  The focus is on a potential cathode copper and Molybdenum Trioxide production from the Getty North and Getty South oxide and sulphide resource zones. The new engineering study is intended to update the past work referred to above and includes possible development of both the copper and molybdenum oxide and sulphide resources.  The oxide and sulphide resources of the Getty North Deposit would potentially be open-pit mined in conjunction with the Getty South oxide and sulphide resources.

An update on the Preliminary Feasibility Study engineering report being carried out by WCE under the direction of Mr. Craig Parkinson P.Geo, the Qualified Person responsible for this study was announced in May 2008.  As the Getty North NI 43-101 compliant resource has been updated with molybdenum values, WCE  reports that the processing plan is proposed to be altered to effectively accommodate the molybdenum resource.  To facilitate effective recovery of the molybdenum resource, the option of dump and heap leaching of oxide ores has now been replaced by a flotation tailings leach system. This methodology is anticipated to allow maximum potential utilization of the updated Getty resources, and is analogous to other recent and successfully operating global hydrometallurgical production facilities.  Further, given the current global limited molybdenum roasting capacity, WCE is now investigating incremental added capacity in the hydrometallurgical pressure oxidation and metal recovery circuits for potential on-site custom processing of outside copper and molybdenum concentrates from other entities with available materials. In particular, the hydrometallurgical process plant now proposed for the Getty Project should allow treatment of much lower grade combined bulk copper and molybdenum concentrates, which could be a significant advantage over current molybdenum concentrate production and roasting practices.  However, at this time there can be no assurance that the proposed Preliminary Feasibility Study will indicate that the quality of the present resources will be upgraded to the status of reserves, or that the planned processes will be able to produce cathode copper material as proposed.  The above plans for producing copper concentrates and cathode copper may not be economically achievable even though the testing and planning to date indicate that the copper cathode could potentially be produced using the planned processes.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

JUNE 30, 2009

The Company primarily has been exploring the Getty North and Getty South deposits. These deposits have copper mineral resource estimates that were received by the Company in August and June of 2007 respectively. In addition, the Getty North deposit has both copper and molybdenum mineral resource estimates that were received by the Company in February 2008.   These 2007 and 2008 technical reports meet the requirements of the CIM classifications referenced in National Instrument 43-101.

The 2007 Getty South technical report discloses an Inferred Resource of 28.16 million tonnes, having a grade of 0.47% copper at a cut off grade of 0.2% copper.

The 2007 Getty North technical report discloses indicated and inferred copper resources of oxide and sulphide zones at cut off grades of 0.2% and 0.3% copper. At a cut off grade of 0.2% copper, the Indicated Resource calculated was 32.106 million tonnes at a grade of 0.454% copper, and an Inferred Resource of 8.250 million tonnes at a grade of 0.355% copper. At a cut off grade of 0.3% copper, the Indicated Resource calculated was 30.730 million tonnes at a grade of 0.462% copper, and the Inferred Resource calculated was 3.983 million tonnes at a grade of 0.452% copper.  The 2008 Getty North technical report discloses the same indicated and inferred copper resources as the 2007 technical report.  In addition to the copper resources, the 2008 Getty North technical report discloses indicated molybdenum resources based on a cut-off grade of 0.2% copper. At a cut off grade of 0.2% copper, the molybdenum Indicated Resource calculated was 32.10 million tonnes at a grade of 0.015% molybdenum.   The Preliminary Feasibility Study is anticipated to update and disclose copper molybdenum resources, for both Getty North and Getty South.

The Company’s other identified potential mineral zones, known as North Valley; Glossie; Getty West, Northwest, Southwest, and Central; are all in the early stage of exploration and there is insufficient data to establish whether any resources may exist.  The Company continues to seek additional properties worthy of exploration and development.

The price of copper has decreased in 2009 as a result of worldwide economic conditions.  ,  There is no way to predict future metal prices and therefore current prices may not reflect future prices and this may have a bearing on the time frame that would be required to place any mineral deposit that may be located on the property into commercial production.  The Company continues its efforts to move the properties into the development stage to take advantage of the current demand for copper.

Result of Operations

Due to reduced commodity prices and a lack of working capital, nominal exploration work was carried out by the Company between 1998 and 2003. Consequently at the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.

The Company’s working capital decreased to $136,567 for the six months ending June 30, 2009 from $205,131 at June 30, 2008, the decrease of $68,564 is a result general and administration expenses as well as the recognition of an indemnity payable to a director (see note 7 of the financial statements).   The Company has no source of revenue other than funds raised through the issuance of stock, through private placement .

The Company’s total assets increased during the six months ending June 30, 2009 to $5,031,034 an increase of $259,954 from June 30, 2008, due to funds raised through private placement and the exercising of warrants.   The Company’s liabilities increased by $667,622.  The increase in liabilities is a result of a settlement in principle with one of the directors to indemnify him for approximately 88 % of his legal expenses which were incurred during 2004 to 2007 in the research and prosecution of legal actions related to lawsuits involving the Company.  These lawsuits were in connection with a 2002 mineral property interest sale agreement and the

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

JUNE 30, 2009

actions of certain former directors.   The settlement is premised on the fact that the director’s legal actions were of benefit to the Company in the conduct of its own litigation in connection with the same matters.  The settlement provides that the director will receive $650,000 by way of a secured promissory note for $600,000 payable January 2, 2012 and bearing interest at 6% effective April 18, 2009, plus $50,000 cash upon execution of a definitive agreement.   The indemnity is expensed to legal fees which is included in the professional fees in the statement of operations of the financial statements.  Exploration expenditures on the property are deferred, thus increasing the balance sheet value of the mineral rights.  The Company has no significant source of working capital other than funds raised through private placement, exercising of warrants and Incentive Stock Options.

The loss from operations for the six months ending June 30, 2009 increased by  $661,806 over the loss reported at June 30, 2008.   General and administrative expenditures for the six months ending June 30, 2009 increased to  $ 787,106 compared to $125,300 at June 30, 2008.  The comparative increase of $661,806 in administrative expenses between the six months ending June 30, 2009 and 2008 can be attributed to an increase in legal fees, which includes $ 650,000  indemnity plus interest to a director, as described in the paragraph above.   The predominant administration expense being the legal costs associated with the lawsuits outlined under Additional Disclosure.  The Company recognized $1,490 in stock option compensation during the six months ending June 30, 2009 and $29,540 at June 30, 2008 .  Professional fees for the six months ending June 30, 2009 $709,498 (2008 - $28,282) which include $697,042 (2008 - $17,807) for legal fees, $l2,456 (2008 - $10,475) in accounting fees.

Selected Quarterly Information:

	June 30, 2009	June 30, 2008	December 31, 2008
Loss for the quarter	($787,106)	($47,715)
Loss for the six months	($787,106)	($125,300)
Loss for the year ending			($296,724)
Loss per share:	($0.01)	($0.001)	($0.004)
Assets	$5,031,034	$4,771,080	$5,236,527

Summary of Quarterly Results

	June 30 2009	March 31 2009	Dec. 31 2008	Sept. 30 2008	June 30 2008	March 31 2008	Dec. 31 2007	Sept. 30 2007
Revenue	─	─	2,243	$2,243	─	─	$ 2,264	$ 2,264
Loss before Other items	787,106	41,455	296,724	$181,565	$125,300	77,585	1,320,684	1,138,959
Net loss	787,106	41,455	296,724	$181,565	$125,300	77,585	2,217,003	2,035,278
Loss per share	$0.01	$0.0007	$0.004	$0.002	$0.002	$ 0.001	$ 0.04	$ 0.03
Loss per share diluted	$0.009	$0.0006	$0.004	$0.002	$0.002	$0.001	$0.04	$0.02

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

JUNE 30, 2009

During the six months ending June 30, 2009, the Company incurred $38,106 in deferred costs as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Pre-feasibility study	-	-	5,085	5,085	-	10,170
Geology	-	-	941)	941	-))	1,882)
Other	4,330	32	7,992	13,173	527	26,054
Total exploration & development costs	$4,330	$32	$14,018)	$19,199	$527	$38,106)

During the six months ending June 30, 2008, the Company spent $138,422 on deferred costs as follows:

		Getty Northwest		Getty Central		Getty North	Getty South 50% interest		Getty Southwest	Total Exploration & Development
Assay	$		$		$		$548	$		$548
Feasibility study						40,203	38,169			78,372
Geology						8,884	23,627			32,511
Other		2,386		17		9,985	14,323		280	26,991
Total exploration & development costs		$2,386		$17		$59,072	$76,667		$280	$138,422

Liquidity

The Company has no mineral producing properties at this time and receives no revenues from production.  All of the Company’s properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

Effective August 14, 2009, 2,675,000 options were cancelled and 3,325,000 options were issued at $0.10, expiring August 14, 2014. The cancelled options are not eligible for re-issue for 90 days.  As of August 15, 2009, there are no share purchase warrants outstanding and if all the issued incentive stock options were exercised the number of shares outstanding would be 84,217,537.

Outlook

The Company continues its efforts to further develop its mineral properties.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties, the Company believes that it may be able to economically develop the mineral properties.  The ability to raise funds to develop its properties may be challenging in light of current metal prices and market conditions for financing junior exploration companies. However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. During the six months ending June 30, 2009, funding was available to continue the exploration of the mineral properties, so future exploration development costs will not be written off until such time as the Company determines if it has economical recoverable resources or until exploration and development ceases and/or the mineral claims are abandoned.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

JUNE 30, 2009

The Company advises that the previous litigation it was involved in no longer impacts the levels of performance or achievements.   The Company also appreciates that other potential indemnification claims may arise from ongoing litigation.

The Company’s management remains committed to the development of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

Related Party Transactions

During the six months ending June 30, 2009, Cinnamon Jang Willoughby, a professional accounting firm to which director and CFO Donald Willoughby is associated, billed the Company $12,097  (2008- $7,968) in accounting fees related to tax filings, quarterly report review and other professional accounting related matters, For the six months ending June 30, 2009, the Company paid $3,000 office rent to Deborah Resources Ltd. and $15,000 management fees to Freeway Properties Inc., and both companies are controlled by the Managing Director, John Lepinski.  The Company paid $18,474 (2008- $15,486) to Allihies Engineering Inc. for technical services, which is a company held by director and president Corby Anderson.

In April, 2009, the Company reached a settlement with  Mr Lepinski, one of the directors, to indemnify him for approximately 88% of his legal expenses incurred during 2004 to 2007 in connection with his prosecution of legal actions against former directors who were alleged to have improperly attempted to impugn for personal reasons a 2002 mineral property interest sale agreement (“MPISA”) between the director’s company, Robak,   and the Company. The settlement was premised on the fact that the director's legal actions were of benefit to the Company in the conduct of its own litigation in defense of the MPISA. The settlement provides that the director will be entitled to receive $650,000 by way of a secured debenture  for $600,000 payable January 2, 2012 and bearing interest at 6% plus $50,000 cash upon execution of a definitive agreement. The payment must be accelerated in the event the Company completes a $2 million or more  financing or in certain customary events of default (failure maintain the properties, insolvency etc). The definitive settlement agreement will be subject to TSX Venture Exchange approval in the ordinary course and is targeted for completion in the third quarter of 2009."

Outstanding share data

As of August 15, 2009, there were 80,892,537 common shares outstanding.

Changes in accounting policy

Accounting changes:

Effective October 1, 2007, the Company implemented the new CICA accounting section 1506 (Accounting Changes).  Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and more relevant information.  This section requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and requires enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  These recommendations also require the disclosure of new primary sources of generally accepted accounting principles that have been issued but not yet effective.

The impact that the adoption of this section will have on the Company’s financial statements will depend on the nature of future accounting changes and the required additional disclosure on recent accounting pronouncements.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

JUNE 30, 2009

Financial instruments:

Effective October 1, 2007, the Company implemented the new CICA accounting sections: 3862 (Financial Instruments – Disclosure), 3863 (Financial Instruments – Presentation), which replaced section 3861 Financial Instruments – Disclosures and Presentation.

These new standards revise and enhance the disclosure requirements, and carry forward, substantially unchanged, the presentation requirements.  Sections 3862 and 3863 emphasize the significance of financial instruments for the entity’s financial position and performance, the nature and extent of the risks arising from financial instruments, how these risks are managed.  The Company has included these required disclosures in Note 13 to the financial statements.

Capital disclosures:

Effective October 1, 2007, the Company implemented the new CICA accounting section 1535 (Capital Disclosures).  Section 1535 specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.  The Company has included these disclosures in note 12 to the financial statements.

Future accounting changes:

International Financial Reporting Standards (“AFRS”):

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31,  2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Additional Disclosure

On April 25, 2006, the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. As of March 31, 2009, this action remains unresolved.

West Coast Environmental and Engineering (WCE) has completed the  independent, National Instrument 43-101 compliant preliminary feasibility study (PFS) in June 2009  covering the Getty North and Getty South claims (together the “Getty  Project”).  This PFS has been filed on www.SEDAR.com as a technical report.  WCE is a consulting and engineering firm comprised of independent, qualified technical personnel with multiple disciplines who are professionally registered and certified. The Getty Project is located in the Highland Valley near Logan Lake, British Columbia, in the Kamloops Mining Division of British Columbia, Canada.  The Highland Valley area is a well known mining district that has historically produced copper and molybdenum, since 1962.  Production of these metals as well as by-product gold is carried out today by Teck's Highland Valley Copper mine located in the immediate vicinity of the Getty Project.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

JUNE 30, 2009

The purpose of the PFS was to provide estimates of copper and molybdenum resources and probable reserves in accordance with Canadian standards within the Getty North and South deposits, prepare preliminary mining and processing plans, and perform an economic analysis to determine the feasibility of the project on a 100% project basis (meaning the PFS includes 100% of the Getty South claims although it is only 50% owned by Getty).

A summary of the updated copper and molybdenum Indicated and Inferred Mineral Resource estimates determined independently by WCE in the PFS for both the Getty North and Getty South deposits are provided below in Table 1-1.  These resources were modeled by Mr. Ed Switzer using MineSight software and vetted by the NI 43 101 Technical Report signatory QP's Mr. Craig Parkinson, Mr. Todd Fayram and Mr. Paul Gann.  As seen, a total of 86.561 million tonnes of Indicated Resources at an average copper grade of 0.400 % Cu has been determined by WCE.  An additional 22.097 million tonnes of Inferred Resources at a copper grade of 0.352 % Cu has been determined by WCE. The inferred resources were not used in the PFS calculations.

Table 1-1 Summary of Getty Indicated and Inferred Mineral Resource Estimates.

Deposit	Indicated Resources (millions of tonnes)	Grade
		Cu %	Mo%
North	49.691	0.397	0.005
South	36.870	0.405	No Data
Total	86.561	0.400	---
Deposit	Inferred Resources (millions of tonnes)	Grade
		Cu %	Mo%
North	8.089	0.419	0.005
South	14.008	0.314	No Data
Total	22.097	0.352	---

The key assumptions and parameters used in the Getty Project mineral resource and reserve estimates are as follows:

Specific gravity for: Getty North = 2.6   Getty South = 2.76;

Pit Slope = 52 degrees overall; Overall Stripping Ratio = 2.6 Waste to Ore

The strip ratio is 2.3::1 in the south, 2.8::1 in the north.

Mining Cost = $1.60 CDN/average per tonne both ore and waste;

Processing Cost = $12.94 CDN/tonne ore;

General and Admin = $0.76 CDN/tonne ore;

Copper Price = $3.91CDN/lb ($ 3.29 US/lb) using a 36-Month Trailing Average;

Molybdenum Price (MoO3) = $34.87 CDN/lb using a 36-Month Trailing Average deescalated to $17.53 CDN/lb by year 7 of the project life;

Copper Recovery = 91%.  Molybdenum Recovery = 50%.  (These metallurgical recoveries are based on multiple test results and industrial operating data).

PFS includes 100% of the Getty South claims although it is only 50% owned by Getty

A summary of the updated copper and molybdenum Probable Mineral Reserve estimates determined independently by WCE in the PFS for both the Getty North and Getty South deposits are provided in   Table 1-2.  These resources were computer modeled by Mr. Ed Switzer and vetted by the NI 43 101 Technical Report signatory QP's Mr. Craig Parkinson, Mr. Todd Fayram and Mr. Paul Gann.  As seen, a total of 86.561 million tonnes of Probable Mineral Reserves at a copper grade of 0.400 % Cu and a cutoff grade of 0.17% Cu has been determined by Mr. Switzer.  Using the following: Mine Cost @ $1.60 CDN, Plant Cost $12.94 CDN, G&A $0.64 CDN, Copper Price $3.91 CDN per pound, Copper Recovery 91%.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

JUNE 30, 2009

Table 1-2 Summary of Getty Probable Mineral Reserve Estimates.

Deposit	Probable Reserves (millions of tonnes)	Grade
		Cu %	Mo%
North	49.691	0.397	0.005
South	36.870	0.405	No Data
Total	86.561	0.400	---

In addition, WCE recommends the further exploration with a view to expansion of both the Getty North and Getty South deposits.  The Getty North property is comprised of 26 mineral claims located in south central British Columbia, Canada near latitude 50° 34' 15" North and longitude 121° 0' 3" West.  To date diamond drilling on the Getty North property totals approximately 46,490 meters in 210 holes and percussion drilling totals approximately 5724 meters in 74 holes.  In addition, 23 kilometers of induced polarization surveys, 23 kilometers of geochemical soil sampling surveys and detailed geological mapping has been conducted.  The Getty North deposit is recommended by WCE to be developed laterally to the west, southwest and northeast of the deposit and also in the deeper sulphide zone.  The deeper resources appear to occur within the continuous shoots that are amenable to open-pit mining followed by rubber tire underground mining methods.  Additional drilling and sampling will likely increase the tonnage and grade estimates of the Getty North deposit as well as raise the resources to a higher category.

The Getty South property is currently 50% owned and 100% controlled by Getty Copper Inc. and 50% owned by Robak Industries Ltd., a related party. The parties operate the Getty South under a 2002 agreement which gives Getty discretion over spending and operations on the property. Getty carries Robak’s share of expenses with any carried amounts to be recovered by Getty in priority to Robak in the event of commercial production from Getty South.  The Getty South property is comprised of 22 Crown granted mining claims, located in south central British Columbia, Canada on map sheet 921/056 near latitude 50° 32' 32" North and longitude 120° 59' 28".  The Getty South property has been explored with almost 400 meters of surface trenching, approximately 20,353 meters of diamond drilling from surface and underground sites and 1,719 meters of underground workings.  Most recently, an exploration program composed of 13 reconnaissance diamond drill holes and 15 surface trenches with a total length of 1,572 meters were completed in 1996 and 1997.  The Getty South deposit is recommended by WCE to be further explored with particular attention given to the west, northeast and southeast areas to fill in gaps identified in the mine model that would potentially increase the probable reserves of the deposit.  Like the Getty North deposit, the deeper resources appear to occur within continuous shoots that should be amenable to open-pit mining followed by rubber tire underground mining methods.  Proper in-fill drilling, trenching and bulk sampling should be conducted to reclassify the resource at a potentially higher category.  Additional deep-level-in-fill and exploratory drilling is also recommended to examine the vertical and lateral extent of copper mineralization in the underlying sulphide zone.

The financial aspects and indicators for the Getty Project have been determined by using cash flow analysis to evaluate the capital and operating costs generated for the development, operation and closure for the estimated life of the Getty Project.  A 12 month pre-production period is proposed to allow for capital outlay, pre-stripping and mine development.  The Getty Project would have an estimated mine life of 17 years given the reserves independently determined by WCE in the PFS report.  This assumes a nominal 15,000 tonnes of ore mined per day with an open-pit mining operation.  The Getty ores would be treated with conventional crushing, grinding and flotation to produce bulk copper and molybdenum containing concentrates.  The flotation tailings, which contain the oxide fraction of the copper ore, would then be treated by industrially proven, acidic vat leaching for copper recovery.  The combined copper and molybdenum flotation concentrate will be pressure leached utilizing industrially-proven, nitrogen species catalyzed (NSC) pressure oxidation.  Conventional copper solvent extraction and electrowinning would be used to produce on site LME quality electrowon copper metal cathodes.  The leached molybdenum would be recovered via hydrometallurgical processing to produce molybdenum trioxide on site.  A

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

JUNE 30, 2009

sodium sulphate by product will also be produced and sold.  In addition, the Getty hydrometallurgical plant has been sized with extra process capacity to accommodate the treatment of outside custom copper and molybdenum concentrates.  Overall, the designed production capacity of the Getty Project metallurgical facilities is estimated to be 30,000 tonnes of copper metal cathode and 2,250 tonnes of molybdenum trioxide per annum.  Further, based on the  financial and technical outcomes of metallurgical process detailed in the WCE PFS, Getty Copper Inc. is no longer planning to use Innovat Limited's hydrometallurgical technology or pursue an exclusive agreement to do so.

Revenues from on-site copper cathode and molybdenum trioxide production and sales are based on an overall metallurgical recovery of 91% Cu and 50% Mo over the life of the mine and using a three-year trailing average copper and molybdenum market price of $3.91 CDN ($ 3.29 USD) and $34.87 CDN per pound respectively.  The three year average price structure utilized reflects the criteria commonly employed for United States Securities and Exchange Commission (SEC) reserve estimations, under Guideline 7.. Under SEC guidelines all required production permits must be in hand before mineralization can be classified as reserves.  In addition, over the life of the mine the molybdenum price is deescalated by WCE in the PFS to a final price of $17.53 CDN per pound.

Overall cash operating costs for the Getty Project including mining, processing and support are estimated at $19.47 CDN per tonne of ore.  The capital cost for the Getty Project is estimated at $428.2 million CDN with $18.98 million CDN in sustaining capital required over the life of the mine.  Overall, WCE calculates the Getty Project has a pre tax Net Present Value (NPV) of $655.3 million CDN at a 0 % discount rate.(For comparison, at a discount rate of 2% the pre tax NPV is  $ 493.6 million CDN and at a discount rate of 4 % the pre tax NPV is $ 368.4 million CDN).  The estimated time to payback the capital expenditure is about 5.46 years at no imputed interest.  The total net cash flow for the project is estimated at $655.3 million CDN while the Internal Rate of Return (IRR) is 16.44%. Further, a comprehensive economic sensitivity analysis was performed by WCE. The copper price (and of course, the copper grade) along with operating cost, were found to have the most impact on the project economics. At a drop of 20% in copper price the pre tax NPV is $ 190.2 million CDN while at a drop of 10% in the copper price the pre tax NPV is $ 424.9 million CDN. Correspondingly, a rise in copper price of 10% increases the pre tax NPV to $ 884.0 million CDN. As seen in Figure 1-1 below, the most important economic drivers are copper grade, copper price and operating cost. . These figures do not represent the Getty-only values as the 50% carried interest of Robak has not been separately accounted for.

Figure 1-1. Sensitivity Analysis Pre Tax NPV (0%).

Page | 9

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

JUNE 30, 2009

As seen in Figure 1-1, the two most important economic drivers for the project NPV are operating cost and copper ore grade and price. It is anticipated by Getty with further immediate exploration and confirmatory drilling and analysis the total resource and reserve tonnage can be increased along with by product credits for recoverable  molybdenum, silver and gold. The by product credits would serve to in effect increase the copper ore grade and price and greatly enhance the project NPV. As well, increasing the mining and processing at higher annual rates because of a larger confirmed resource and reserve will lower the operating costs by the concept of economies of scale  and also impact the project impact in a very positive manner.

The project is subject to a 1½% net smelter return royalty in favour of Robak Industries Ltd which was taken as a direct cost.

The project is subject to an environmental review by provincial and federal regulatory agencies and before any commercial production can be achieved a permit under the Mines Act of British Columbia will need to be obtained.  The report contemplates reclamation and closure costs of $8,680,000 CDN.

Net Revenue will be subject to federal income at the rate of 21.6% of net income with an allowance for mining royalties.  Provincial Income tax is charged at the rate of 14.36% of net income less provincial mining tax of 13%.  (Property taxes were included in the model)

Summary and Outlook

The Company is a British Columbia company engaged in the business of mineral exploration in the Highland Valley of British Columbia. The Company does not have any properties that are in production or that contain a reserve.

Notwithstanding the distraction of the referred to litigation, the Company’s main focus is to concentrate on the Getty North and Getty South deposits.

Additional Information

Additional information relating to the company, its activities and operations is available on SEDAR at www.sedar.com.

Page | 10

Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

I,  Corby G. Anderson, QP CEng FIChemE, Chief Executive Officer of Getty Copper Inc., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of  Getty Copper Inc. (the “issuer”) for the interim period ended June 30, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 28, 2009

_”Corby Anderson”_________________

Corby G. Anderson, QP CEng FIChemE

Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

I, Donald Willoughby CA, Chief Financial Officer of Getty Copper Inc., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of  Getty Copper Inc. (the “issuer”) for the interim period ended June 30, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 28, 2009

__”Donald Willoughby”___

Donald Willoughby, CA

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Trading Symbol TSX V: GTC
August 18, 2009

GETTY COPPER INC.

GETTY COPPER GRANTS INCENTIVE STOCK OPTIONS

VANCOUVER, British Columbia (August 18, 2009) – Getty Copper Inc. (TSX Venture, GTC) (the “Company”) has granted incentive stock options to certain directors and employees of the Company to purchase 3,325,000 common shares of the Company. The options are exercisable on or before August 14, 2014 at a price of $0.10 per share.

ON BEHALF OF THE BOARD OF DIRECTORS

 /s/ “Corby Anderson”

Dr. Corby G. Anderson, President and COO

For further information please contact:
Dr. Corby G. Anderson, CEng FIChemE
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC, V3K 3P1
Phone: 604-931-3231 Fax: 604-931-2814

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.